
FRUITS & VEGETABLES

new Horizons

2004 ANNUAL REPORT

Croghan Bancshares, Inc.

www.croghan.com

vision Our vision is to be the preferred choice for financial services in Sandusky, Huron and Wood Counties, as well as in portions of Ottawa, Seneca and Erie Counties.

mission Our mission is to operate as an independent community bank dedicated to providing its customers with high-quality financial services at reasonable prices, to provide a return on investment to our shareholders, and to provide our employees with a rewarding place to work.

contents

financial highlights

	2004	2003	Percent Change
FOR THE YEAR			
Net income	$5,118,000	$5,428,000	(5.7)%
Income per common share	2.70	2.86	(5.6)%
Dividends per common share	1.12	1.09	2.8 %
Return on average assets	1.25%	1.39%	
Return on average stockholders' equity	10.74%	12.07%	
AT YEAR END			
Assets	$417,234,000	$402,773,000	3.6 %
Loans	322,489,000	306,292,000	5.3 %
Securities	61,323,000	64,236,000	(4.5)%
Deposits	326,093,000	312,407,000	4.4 %
Stockholders' equity	48,916,000	46,196,000	5.9 %
Book value per common share	$25.83	$24.32	6.2 %
Stockholders' equity to total assets	11.72%	11.47%	
Number of stockholders of record	789	779	1.3 %
Number of full-time equivalent employees	146	142	2.8 %

president's letter



To Our Shareholders:

Much like 2003, the year 2004 presented both economic challenges and business opportunities. By working through economic fluctuations, we generated net income of $5,118,000, which represents a Return on Average Assets of 1.25% and a Return on Average Equity of 10.74%. Because we continue to set our performance bar higher and higher each year, these numbers didn't meet our expectations. They were, however, solid among peer banks and the banking industry in general. One factor that impacted 2004 performance levels was a mid-year non-recurring charge of $412,000 ($272,000 after tax). This charge was the result of a regulatory advisory letter sent industry-wide regarding the accounting treatment for deferred compensation agreements. Total assets increased to $417,234,000 and included a 5.3% increase in loans. Deposits also increased by 4.4%.

We continue to drive growth organically by deepening existing customer relationships while adding new ones. Over the past 12 months, we increased our deposit market share in Sandusky County from $239,800,000 to $249,137,000 and led the market at 37.5%. This is notable not only because we increased deposit share while dominating the market, but also because the next largest percentage of the market held by another institution is only 11%.

Another increase in 2004 was on the fee income side. Excluding securities gains, fee income increased during the year, and included a fixed-fee retail checking initiative and changes in our trust and investment services group. These initiatives were well received by our customer base while adding fee income to the bottom line. The long-term benefit from the initiatives is that they position us to continually capitalize on non-interest income opportunities in the future.

While we experienced an increase in consumer loan charge offs and provision for loan losses, primarily attributed to consumer loans, we showed an overall reduction in total loan delinquencies and non-performing loans.

All of our achievements in 2004 were despite a less than robust economy and we finally began to see an improvement in the Net Interest Income in the third and fourth quarters due to a rising rate environment.

Year In Review

During 2004, we accomplished many things that better position Croghan for the future. Many of those accomplishments were centered on deepening customer service and increasing customer conveniences.

We started the year with an open house celebration at our newly remodeled Bellevue Banking Center. That celebration publicly renewed our long-term commitment to the Bellevue community. We also developed a focus group program made up of a diverse group of community leaders. We confidentially solicited their input on our image and impact in our surrounding markets. We concluded that our branding is working and our theme message, "Whatever you do, do it well," is well received. We then held bank-wide employee focus group meetings to measure the internal perceptions against the external input that we received. During that process, we were able to validate what we are doing right and garner employee support to address those issues requiring attention.

On the product development front, we changed our merchant card program to broaden our service capabilities; we rolled out a new value-added retail checking product line and added a fixed-rate pricing feature to our home equity line of credit product.

Regarding technology, we invested in a new Image Reader Sorter which allows us to provide check imaging to our customers, upgraded our network security and teller platform, and developed a plan to redesign our web site. Our continual technology efforts are the means by which we stay current, both operationally and in regard to the regulatory environment, while retaining a competitive edge in the market.

We focused on expanding our markets in 2004 with an agreement to purchase The Custar State Bank. This grants us a foothold in Wood County and exposure to surrounding counties. In short, we will take advantage of the immediate opportunities the Custar purchase provides, while exploring the feasibility in the surrounding market areas. We also signed a lease on a property in Norwalk, Ohio in Huron County, where we will create a Financial Service Center. This will allow us to generate new loan volume and promote our Wealth Management products and services in that market.

People

Employees continue to be one of our most valued assets. During the year we provided educational programs for our employees to deepen core competencies and spur career development. We also expanded our Mentor Program, which helps us continually evolve our corporate culture.

New staff members were also added in 2004. We welcomed Nora Gallagher, Trust Officer; Joe Sickierda, Investment Manager; John Fey, Commercial Loan Officer; and Chris Elfring, Clyde Market Manager.

On the employee retirement side, Will Hensley, who has been with Croghan for 42 years, announced his plans to retire in 2005. We also said goodbye to a long-valued board member, Bob Moyer, who retired from the Board of Directors in July.

No matter the position or length of service, we are proud to have such good people at Croghan.

Wealth Management

I mentioned earlier that one of the areas supporting non-interest income is Wealth Management. In 2004, that division blossomed. Several of the staff additions that were made in 2004 were done so to round out our Trust, Investment, Insurance, and Private Banking capabilities. They were also made so we could mobilize our service offerings to a larger market area, extending even into Erie County.

The benefit of developing the Wealth Management area is the offering of relationship banking to the emerging affluent, higher profit, higher retention, higher loyalty, and greater exposure to the centers of influence in all the communities we serve. That process begins with highly qualified people.

The ongoing development of the Wealth Management area allows us to provide comprehensive banking, trust, and investment services. These areas work together to maximize the customer relationship lifecycle and directly relate to our focus on deepening customer service and increasing customer conveniences.

Investing In The Future

Overall, we enjoyed a busy year. We saw the fulfillment of some long-term initiatives and added new ones to keep moving us forward. Another means to keep us moving forward is our dedication to Corporate Citizenship. Not only is being a good corporate citizen very important to the Croghan culture, but it also keeps us attuned to the needs of our surrounding communities. In 2004 we contributed both financial support and employee volunteer effort to worthy causes and community events, all in an effort to make our communities a better place to live and work.

In summary, we continue to take advantage of growth opportunities in new markets as they make sense financially, and will look forward to extending our current markets. Through a more assertive and proficient staff, better products and services, and a passion to make a difference, we will provide a positive contribution to the people we serve – our customers, employees and shareholders.

I want to thank our employees, customers and shareholders. We appreciate the continued support and look forward to 2005.

Sincerely,

Steven C. Futrell
President & CEO
January 2005

CROGHAN BANCSHARES, INC.

DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $417,234,000 in total assets as of December 31, 2004. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its nine offices located in Bellevue, Clyde, Fremont, Green Springs, Monroeville, and Port Clinton, Ohio. Effective January 1, 2005, Croghan acquired The Custar State Bank ("Custar") and the sole Custar, Ohio office is being operated as a branch of the Bank, raising the total number of offices to ten. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Investment products bearing no FDIC insurance are offered through the Bank's Trust and Investment Services Division. Additionally, Croghan is formulating plans to open a Financial Service Center in Norwalk, Ohio during the first half of 2005 that will offer loan and wealth management products.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

The Corporation's common stock is quoted on the OTC Bulletin Board. Solely on the basis of transactions of which the Corporation has been made aware, the transaction prices for shares of its common stock for each quarterly period during 2004 and 2003 were as follows:

	2004	2003
First Quarter	$33.00 to 35.90	$26.25 to 28.50
Second Quarter	34.85 to 36.00	27.50 to 30.27
Third Quarter	34.85 to 36.25	29.05 to 31.35
Fourth Quarter	35.25 to 36.75	30.75 to 34.00

Dividends declared by the Corporation on its common stock during the past two years were as follows:

	2004	2003
Three-months ended March 31	$ .28	$ .27
Three-months ended June 30	.28	.27
Three-months ended September 30	.28	.27
Three-months ended December 31	.28	.28
	$1.12	$1.09

The holders of record for the Corporation's common stock on December 31, 2004 totaled 789.

AVAILABILITY OF MORE INFORMATION

To obtain a copy of the Corporation's annual report on Form 10-K filed with the Securities and Exchange Commission, please write to:

Barry F. Luse, Vice President
Trust & Investment Services Division
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, OH 43420
419-332-7301

CROGHAN BANCSHARES, INC.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2004	2003	2002	2001	2000
		Years ended December 31, (Dollars in thousands, except share data)			
Statements of operations:					
Total interest income	$ 21,724	$ 22,033	$ 24,183	$ 25,874	$ 25,589
Total interest expense	5,699	6,405	8,271	10,724	11,067
Net interest income	16,025	15,628	15,912	15,150	14,522
Provision for loan losses	716	430	730	695	435
Net interest income, after provision for loan losses	15,309	15,198	15,182	14,455	14,087
Total non-interest income	2,916	2,991	2,638	2,383	2,302
Total non-interest expenses	10,964	10,354	10,333	11,208	10,992
Income before federal income taxes	7,261	7,835	7,487	5,630	5,397
Federal income taxes	2,143	2,407	2,350	1,935	1,828
Net income	$ 5,118	$ 5,428	$ 5,137	$ 3,695	$ 3,569
Per share of common stock:					
Net income	$ 2.70	$ 2.86	$ 2.69	$ 1.93	$ 1.87
Dividends	1.12	1.09	1.00	.87	.82
Book value	25.83	24.32	22.86	20.87	19.59
Average common shares outstanding	1,897,582	1,900,152	1,907,927	1,913,362	1,910,704
Year end balances:					
Loans, net	$319,058	$302,905	$284,262	$275,020	$255,613
Securities	61,323	64,236	71,437	51,564	58,625
Total assets	417,234	402,773	387,330	366,508	347,432
Deposits	326,093	312,407	302,888	295,003	284,204
Stockholders' equity	48,916	46,196	43,462	39,952	37,466
Average balances:					
Loans, net	$309,957	$286,138	$276,497	$265,349	$242,818
Securities	62,178	69,878	62,785	54,467	71,524
Total assets	408,688	391,416	375,266	355,034	346,661
Deposits	318,430	307,346	297,854	287,840	286,653
Stockholders' equity	47,672	44,983	41,871	39,040	36,251
Selected ratios:					
Net yield on average interest-earning assets	4.27%	4.30%	4.54%	4.60%	4.55%
Return on average assets	1.25	1.39	1.37	1.04	1.03
Return on average stockholders' equity	10.74	12.07	12.27	9.46	9.85
Net loan charge-offs as a percent of average outstanding net loans	.22	.26	.14	.22	.16
Allowance for loan losses as a percent of year-end loans	1.06	1.11	1.28	1.20	1.25
Stockholders' equity as a percent of total year-end assets	11.72	11.47	11.22	10.90	10.78

CROGHAN BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements, which appear on pages 17 through 38 of this Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. The Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, substantial changes in the levels of market interest rates, and competitive and regulatory issues could affect Croghan's financial performance and cause the actual results for future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion of the possible factors leading to a favorable environment for growing net interest income in 2005 included under "Net Interest Income".
2. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses".
3. Management's discussion pertaining to the investment security portfolio included under "Securities".
4. Management's discussion of capital requirements included under "Stockholders' Equity".
5. Management's discussion relating to the Bank's ability to pay dividends to the Corporation in 2005 included under "Liquidity".
6. Management's discussion of interest rate risk exposure included under "Interest Rate Risk" on the future results of operations.

The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

ACQUISITION OF THE CUSTAR STATE BANK

On January 1, 2005, Croghan purchased The Custar State Bank of Custar, Ohio. As a result of this transaction, Croghan expanded its market presence in northwest Ohio to serve portions of Wood County and the immediate surrounding area. Custar shareholders were paid cash for their shares and the transaction was recorded using the purchase method of accounting. The preliminary fair values of Custar's assets and liabilities on the acquisition date approximated $50,368,000 and $41,289,000, respectively. The purchase price, excluding acquisition costs, was $13,894,000. Total acquisition costs related to the purchase of Custar are estimated at $180,000.

PERFORMANCE SUMMARY

Croghan's net income decreased to $5,118,000 for the year ended December 31, 2004, compared to net income of $5,428,000 in 2003 and $5,137,000 in 2002. The 2004 operating results were adversely impacted by an increase in the provision for loan losses, a decrease in non-interest income, and an increase in non-interest expenses. The 2003 increase in net income resulted from an improvement in non-interest income, control over non-interest expenses, and a reduction in the provision for loan losses.

The 2004 return on average assets was 1.25%, compared to 1.39% in 2003 and 1.37% in 2002. The return on average stockholders' equity totaled 10.74% in 2004, 12.07% in 2003 and 12.27% in 2002. Income per share in 2004 amounted to $2.70, compared to $2.86 in 2003 and $2.69 in 2002.

Total assets at December 31, 2004 increased 3.6% to $417,234,000 as compared to total assets at December 31, 2003 of $402,773,000. Total loans grew to $322,489,000 at December 31, 2004, a 5.3% increase from December 31, 2003 total loans of $306,292,000. Securities decreased 4.5% to $61,323,000 at December 31, 2004 from $64,236,000 at December 31, 2003. Total deposits increased to $326,093,000 at December 31, 2004, a 4.4% increase from total deposits of $312,407,000 at December 31, 2003. Total stockholders' equity at December 31, 2004 amounted to $48,916,000, a 5.9% increase as compared to $46,196,000 at December 31, 2003.

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of customer loan demand, customer preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following table demonstrates the components of net interest income for the years ended December 31:

	2004	2003	2002
		(Dollars in thousands)	
Average interest-earning assets	$375,687	$363,582	$350,189
Interest income	21,724	22,033	24,183
Average rate earned	5.78%	6.06%	6.91%
Average interest-bearing liabilities	$319,960	$307,909	$296,541
Interest expense	5,699	6,405	8,271
Average rate paid	1.78%	2.08%	2.79%
Net interest income	$ 16,025	$ 15,628	$ 15,912
Net interest yield (net interest income divided by average interest-earning assets)	4.27%	4.30%	4.54%

2004 vs. 2003. Net interest income in 2004 increased $397,000 to $16,025,000, 2.5% above 2003's level of $15,628,000. Average interest-earning assets increased $12,105,000 with the growth concentrated entirely in the loan portfolio. Average interest-bearing liabilities increased $12,051,000 as the result of increases in the savings, NOW, and money market deposit category, in federal funds purchased and securities sold under repurchase agreements, and in borrowed funds. In an effort to achieve a more neutral stance with regard to monetary policy, the Federal Reserve Open Market Committee raised managed interest rates by 125 basis points, or 1.25%, throughout the second half of 2004. These increases helped relieve the pressure being exerted on net interest yield. In 2004, net interest yield decreased by only 3 basis points to 4.27% as compared to a 24 basis point decrease in 2003.

Given the apparent strengthening U.S. economy, it appears likely that the Federal Reserve will continue raising market interest rates in 2005. A series of gradual rate hikes, coupled with continued loan growth throughout 2005, could provide a favorable environment for growing Croghan's net interest income in 2005.

2003 vs. 2002. Net interest income in 2003 decreased $284,000 to $15,628,000, 1.8% below 2002's level of $15,912,000. Average interest-earning assets increased $13,393,000 with the growth concentrated in the loan and securities portfolios. Average interest-bearing liabilities increased $11,368,000 as the result of increases in the savings, NOW, and money market deposit category and in borrowed funds. In an effort to provide additional stimulus to the national economy, the Federal Reserve Open Market Committee lowered managed interest rates 25 basis points, or .25%, in June 2003. This decrease, coupled with a 50 basis point, or .50%, reduction in late 2002, put tremendous pressure on net interest yield. Net interest yield decreased 24 basis points in 2003 to 4.30% as compared to 4.54% in 2002.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

Croghan's comprehensive loan policy provides guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and mandates the use of a loan review process. Croghan employs in-house credit analysis staff to aid in facilitating the early identification of problem loans, to help ensure sound credit decisions, and to assist in the determination of the allowance for loan losses. Croghan also engages an outside credit review firm to supplement the credit analysis function and to provide an independent assessment of the loan review process. Croghan's loan policy, loan review process, and credit analysis staff facilitate management's evaluation of the credit risk inherent in the lending function.

Croghan performs ongoing reviews throughout the year to identify impaired non-residential real estate and commercial loans and also completes in-depth analyses of the overall adequacy of its allowance for loan losses. A nonresidential real estate or commercial loan is considered impaired when, based upon the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are then recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate.

To determine the allowance for loan losses, Croghan prepares a detailed quarterly analysis that focuses on delinquency trends, the status of non-performing loans (i.e., impaired, nonaccrual, and restructured loans, and loans past due 90 days or more), current and historical trends of charged-off loans within each loan category (i.e., commercial, real estate, and consumer), existing local and national economic conditions, and changes within the volume and mix in each loan category. Additionally, loans that are graded as special mention, substandard, doubtful, or partially charged-off are individually evaluated for their loss potential. For loans of $50,000 or more, this evaluation typically includes a review of the loan's past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance.

Monthly provisions are made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

The following table details factors relating to the provision and allowance for loan losses for the years ended December 31:

	2004	2003	2002
	(Dollars in thousands)		
Provision for loan losses charged to expense	$ 716	$ 430	$ 730
Net loan charge-offs	672	732	387
Net loan charge-offs as a percent of average outstanding net loans	.22%	.26%	.14%

The following table details additional factors relating to the provision and allowance for loan losses for the years ended December 31:

	2004	2003	2002
	(Dollars in thousands)		
Nonaccrual loans	$ 933	$ 1,589	$ 2,137
Loans contractually past due 90 days or more and still accruing interest	459	904	1,489
Restructured loans	-	-	-
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	15,393	14,644	7,791
Total potential problem and non-performing loans	$16,785	$17,137	$11,417
Allowance for loan losses	$ 3,431	$ 3,387	$ 3,689
Allowance for loan losses as a percent of year-end loans	1.06%	1.11%	1.28%

2004 vs. 2003. The provision for loan losses totaled $716,000 in 2004 compared to $430,000 in 2003. The 2004 provision was $286,000 or 66.5% above 2003's provision amount. The 2004 provision expense was impacted by an increase in the level of current year charge-offs in the consumer and credit card loan categories, with charge-offs in 2004 exceeding the historical averages for both categories. Total potential problem and non-performing loans decreased $352,000 or 2.1% to $16,785,000 at December 31, 2004 compared to $17,137,000 at December 31, 2003. Positive portfolio trends included a $656,000 decrease in nonaccrual loans, with nonaccrual loans totaling $933,000 at December 31, 2004 compared to $1,589,000 at December 31, 2003, and a $445,000 decrease in loans past due 90 days or more and still accruing interest, with such loans totaling $459,000 at December 31, 2004 compared to $904,000 at December 31, 2003. The negative portfolio trend was an increase in other potential problem loans of $749,000 to $15,393,000 at December 31, 2004 compared to $14,644,000 at December 31, 2003.

Croghan typically classifies a loan as a potential problem loan, regardless of its collateralization or any contractually obligated guarantors, when a review of the borrower's financial statements indicates that the borrowing entity does not generate sufficient operating cash flow to adequately service its debts.

The following table provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2004 (dollars in thousands):

Potential problem loans not currently past due	$ 7,897
Potential problem loans past due one day or more but less than 10 days	5,732
Potential problem loans past due 10 days or more but less than 30 days	691
Potential problem loans past due 30 days or more but less than 60 days	477
Potential problem loans past due 60 days or more but less than 90 days	596
Total potential problem loans	$15,393

The following table provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2004 (dollars in thousands):

Collateralized by an interest in real property	$10,968
Collateralized by an interest in assets other than real property	4,331
Unsecured	94
Total potential problem loans	$15,393

2003 vs. 2002. The provision for loan losses totaled $430,000 in 2003 compared to $730,000 in 2002. The 2002 provision reflected the identification of certain problem loans, several of which were subsequently charged-off in 2003. Total potential problem and non-performing loans increased $5,720,000 or 50.1% to $17,137,000 at December 31, 2003 compared to $11,417,000 at December 31, 2002. Positive portfolio trends included a $548,000 decrease in nonaccrual loans, with nonaccrual loans totaling $1,589,000 at December 31, 2003 compared to $2,137,000 at December 31, 2002, and a $585,000 decrease in loans past due 90 days or more and still accruing interest to $904,000 compared to $1,489,000. The negative portfolio trend was an increase in other potential problem loans of $6,853,000 to $14,644,000 at December 31, 2003 compared to $7,791,000 at December 31, 2002. While this was a significant increase, a large portion of the loans were considered to be well secured, which is expected to mitigate any eventual loss potential.

NON-INTEREST INCOME

Non-interest income is comprised of the items in the following table which summarizes such income for the years ended December 31:

	2004	2003	2002
		(Dollars in thousands)	
Trust income	$ 550	$ 531	$ 517
Service charges on deposit accounts	1,275	1,245	1,146
Gain on sale of securities	93	324	-
Increase in the cash value of life insurance	353	200	165
Commissions received from the origination of loans	10	69	90
Other operating income	635	622	720
Total non-interest income	$2,916	$2,991	$2,638

2004 vs. 2003. Total non-interest income in 2004 decreased to $2,916,000 from $2,991,000 in 2003. This represented a decrease of $75,000 or 2.5%. Trust income increased $19,000 or 3.6% from the 2003 level. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, cash management accounts, individual retirement accounts, and charitable gift annuities. The Trust Department held a total of $100,484,000 in assets for 553 clients at December 31, 2004 compared to $89,026,000 in assets at December 31, 2003.

Service charges on deposit accounts increased $30,000 or 2.4% from the 2003 level. Securities gains amounted to $93,000 in 2004 compared to $324,000 in gains reported in 2003. The gains in both years were realized upon the sale of primarily U.S. Government Agency securities with approximately one year remaining until their stated final maturity dates. Alternative U.S. Government Agency securities maturing over longer time horizons (i.e., three to five years) were purchased to replace those securities that were sold. All of the securities sold were from the available-for-sale portfolio.

In 1999, the Bank purchased split-dollar life insurance contracts on behalf of its executive officers. In addition to the cash surrender value of each contract, the Bank will receive 20% of the net insurance proceeds upon the death of the insured party. The increase in the cash value of these policies accumulates on a tax-exempt basis and the tax savings is used to fund supplemental retirement benefits for the named executives. The cash value of these policies totaled $3,963,000 at December 31, 2004 and $3,822,000 at December 31, 2003. In 2003, the Bank purchased $5,000,000 in bank-owned life insurance contracts that cover a number of Bank officers. The Bank will receive the cash surrender value of each contract and all of the net insurance proceeds, except for $25,000 to be paid to the insured party's beneficiaries, upon the death of the named officer. The cash value of these policies totaled $5,266,000 at December 31, 2004 and $5,054,000 at December 31, 2003. The increase in the cash value of all of these policies is included in other operating income and totaled $353,000 in 2004 compared to $200,000 in 2003.

As a result of the low interest rate environment encountered in recent years, Croghan entered into an agreement in 2002 to originate loans on behalf of a national provider of residential mortgage loan products. The provider typically sells such loans in the secondary market (e.g., to Freddie Mac or Fannie Mae) and retains the servicing and related support functions (e.g., tax reporting and escrow accounting). This arrangement allows Croghan to maintain its customer relationships by providing competitive residential real estate loan offerings, while at the same time eliminating much of the risk associated with long-term fixed-rate mortgage loan financing. Commissions received from the origination of residential real estate loans totaled $10,000 in 2004 compared to $69,000 in 2003. The fees in 2004 decreased due to the decline in the mortgage refinancing volume that occurred throughout the year as interest rates began to rise.

Other operating income increased $13,000 or 2.1% to $635,000 in 2004 from $622,000 reported in 2003. Other operating income includes fees generated by the Investment Department of Croghan's Trust and Investment Services Division. The Investment Department markets non-FDIC insured investment products, such as mutual funds and annuities. Fees generated by the Investment Department totaled $73,000 in 2004 compared to $111,000 in 2003. Other items of note that comprise other operating income include ATM surcharge fees, MasterCard merchant fees, safe deposit box fees, credit life insurance sales commissions, and fees from the sale of official checks and money orders.

2003 vs. 2002. Total non-interest income in 2003 increased to $2,991,000 compared to $2,638,000 earned in 2002. This represented an increase of $353,000 or 13.4% between comparable periods. Trust income increased $14,000 or 2.7% from the 2002 level. The Trust Department held a total of $89,026,000 in assets for 494 clients at December 31, 2003 compared to $77,671,000 in assets at December 31, 2002.

Service charges on deposit accounts increased $99,000 or 8.6% from the 2002 level. Net securities gains amounted to $324,000 in 2003 with no such gains reported in 2002. The increase in the cash value of the split-dollar and bank-owned life insurance policies, which is included as a component of other operating income, amounted to $200,000 in 2003 compared to $165,000 in 2002. The cash value of these policies, including $5,000,000 purchased in 2003, totaled $8,876,000 at December 31, 2003 and $3,676,000 at December 31, 2002.

As previously noted, Croghan began originating loans on behalf of a national provider of residential mortgage loan products in 2002. Commissions received from such originations totaled $69,000 in 2003 compared to $90,000 in 2002. Other operating income decreased $98,000 or 13.6% to $622,000 in 2003 from $720,000 in 2002. As previously noted, the fees generated by the Investment Department of Croghan's Trust and Investment Services Division are included in other operating income, with such fees totaling $111,000 in 2003 compared to $115,000 in 2002.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items in the following table which summarizes such expenses for the years ended December 31:

	2004	2003	2002
		(Dollars in thousands)	
Compensation	$ 4,821	$ 4,470	$ 4,431
Benefits	1,336	1,215	1,191
Additional provision for supplemental retirement benefits	412	-	-
Total personnel	6,569	5,685	5,622
Occupancy of premises	638	659	628
Equipment	814	800	825
State franchise and other taxes	447	396	424
Professional and consulting services	325	274	442
Postage	258	277	253
Advertising and marketing	228	195	191
Stationery and supplies	204	196	198
Third party computer processing	192	186	181
Examination fees	171	131	139
MasterCard franchise and processing fees	133	286	314
ATM network and processing fees	105	127	112
Telephone	65	155	145
Loan collection and repossession fees	61	182	39
Other operating	754	805	820
Total non-interest expenses	$10,964	$10,354	$10,333

2004 vs. 2003. Total non-interest expenses in 2004 increased to $10,964,000 from $10,354,000 in 2003. This represented an increase of $610,000 or 5.9% between comparable periods. Total personnel expense increased $884,000 or 15.5% between comparable periods. A significant portion of the personnel expense increase was attributable to an additional provision for supplemental retirement benefits totaling $412,000. This provision stemmed from an advisory letter issued by bank regulators pertaining to the accounting for deferred compensation agreements. Based upon the regulators' position and after extensive analyses and discussions with various external professionals, it was determined in June 2004 that the estimated liability for accumulated supplemental retirement benefits should be increased $412,000 ($272,000 after income taxes). This non-recurring adjustment was in addition to Croghan's normal supplemental retirement benefit provision and resulted in a decrease in 2004 net income per share of $.14.

Other expenses that changed more than $25,000 between 2004 and 2003, included state franchise and other taxes, professional and consulting services, advertising and marketing expenses, examination fees, MasterCard franchise and processing fees, telephone expense, loan collection and repossession fees, and other operating expenses.

State franchise taxes, which are based primarily on the Bank's capital structure, and other taxes increased $51,000 or 12.9% in 2004. The 2004 increase was a direct result of the Bank's higher capital level. Professional and consulting fees increased $51,000 or 18.6% in 2004. These fees include expenses paid to various consulting firms that assist with operational and product issues, asset/liability management, compliance training, information technology matters, and business planning. They also include professional fees paid to legal, accounting, and loan review firms. The 2004 total included $55,000 in expenses for an accounting firm to assist in the internal control certification requirements mandated by Section 404 of the Sarbanes-Oxley Act. Although Croghan is not required to implement Section 404 certification pertaining to the effectiveness of its system of internal controls until 2006, much of the initial planning and groundwork was begun during the fourth quarter of 2004.

Advertising and marketing expenses increased $33,000 or 16.9% in 2004. The 2004 expenses included $12,000 in customer promotional/giveaway items distributed as part of Croghan's major retail checking account product launch. Additionally, print and media advertising expenses related to this very comprehensive product campaign were incurred during 2004.

Examination fees increased $40,000 or 30.5% in 2004. These fees include payments to third party accounting firms and to the State of Ohio Division of Financial Institutions for auditing and examination services provided to Croghan. The fees paid in 2004 to two accounting firms rendering audit services increased $26,000, with much of the increase resulting from additional audit requirements to ensure compliance with professional standards. Fees paid to the State of Ohio Division of Financial Institutions, which are based primarily on the Bank's asset size, increased $14,000 in 2004 as a direct result of an increase in the Bank's total assets over 2003.

MasterCard franchise and processing fees decreased $153,000 or 53.5% in 2004. During 2003, the MasterCard merchant processing operation was evaluated and a decision was made to outsource all merchant-related processing to a third-party vendor. A majority of the merchants were converted during the first quarter of 2004 and the processing fees were reduced accordingly.

Telephone expense decreased $90,000 or 58.1% in 2004. This decrease resulted from the installation of new equipment in 2003 that drastically reduced the number of lines required to service Croghan's telephone communications needs.

Loan collection and repossession fees decreased $121,000 or 66.5% in 2004. The 2003 fees were higher than normal resulting from efforts made to bring specific problem loans to final resolution. The expenses incurred in 2004 were more representative of the historical expense level.

Other operating expenses decreased $51,000 or 6.3% in 2004. The reduction cannot be traced to any specific item, but resulted from expense decreases across multiple expense line items. Significant expense categories that comprise other operating expenses include miscellaneous employee expenses, fidelity and liability insurance, director and committee fees, loan origination expenses, dues and subscriptions, software amortization costs, correspondent bank service charges, and charitable donations.

2003 vs. 2002. Total non-interest expenses in 2003 increased to $10,354,000 from $10,333,000 in 2002. This represented an increase of only $21,000 or 0.2% between comparable periods. Total personnel expense increased $63,000 or 1.1% between comparable periods. Other expenses that changed more than $25,000 between 2003 and 2002, included occupancy expenses, state franchise and other taxes, professional and consulting services, MasterCard franchise and processing fees, and loan collection and repossession fees.

Occupancy expenses increased $31,000 or 4.9% in 2003. These expenses include such items as building and contents insurance, utilities, repair and maintenance costs, upkeep of parking lots and grounds, building depreciation, leased facility costs, and real estate taxes. Much of the increase can be attributed to the harsh winter weather that was experienced during the first quarter of 2003, which resulted in higher utility and snow removal costs. Another contributing factor was the first full year of lease payments associated with operating the Port Clinton facility, which was opened in June 2002.

State franchise taxes, which are based primarily on the Bank's capital structure, and other taxes decreased $28,000 or 6.6% in 2003. The 2003 decrease was a direct result of the Bank's lower capital level. Professional and consulting fees decreased $168,000 or 38.0% in 2003. Many significant initiatives were undertaken and brought to completion throughout 2002 and 2001, which resulted in somewhat higher than normal consulting expenses during those years. The expenses incurred in 2003 were more representative of the historical expense level.

MasterCard franchise and processing fees decreased $28,000 or 8.9% in 2003. As previously noted, the MasterCard merchant processing operation was evaluated and a decision was made to outsource such merchant-related processing to a third-party vendor. The conversion of merchants began prior to the end of 2003 and some fee savings were realized.

Loan collection and repossession fees increased $143,000 or 366.7% in 2003. As previously noted, the fees incurred in 2003 were the result of a proactive effort to bring specific problem loans to final resolution. The majority of this expense item was comprised of fees paid to third-party repossession firms and legal fees associated with loan collection efforts. Such legal fees totaled $120,000 in 2003 as compared to $29,000 in 2002.

FEDERAL INCOME TAXES

Federal income tax expense totaled $2,143,000 in 2004, compared to $2,407,000 in 2003 and $2,350,000 in 2002. The effective tax rate in 2004 was 29.5% compared to 30.7% in 2003 and 31.4% in 2002. The decreases in the effective rate in 2004 and 2003 resulted from increases in tax-exempt income from political subdivision obligations and the cash value of life insurance in each year.

SECURITIES

Croghan's securities portfolio is used to enhance net interest income, provide liquidity in the event of unforeseen cash flow needs, and diversify financial risk. At December 31, 2004, Croghan classified $57,109,000, or roughly 93%, of its securities as available-for-sale. The remaining securities, totaling $4,214,000, were classified as either held-to-maturity or restricted stock. Available-for-sale securities are reported at their fair values with the net unrealized gain or loss reported as accumulated other comprehensive income (loss). Held-to-maturity securities are reported at amortized cost and restricted stock is reported at cost, with both categories reviewed for impairment.

Croghan's available-for-sale investment portfolio is comprised primarily of U.S. Government Agency and political subdivision obligations. The fair value of these holdings totaled $56,759,000 at December 31, 2004 compared to $59,261,000 at December 31, 2003. Croghan's held-to-maturity investment portfolio consists primarily of debt obligations of domestic corporations. The amortized cost of these investments totaled $1,538,000 at December 31, 2004 compared to $2,086,000 at December 31, 2003. Restricted stock is comprised of shares issued by the Federal Reserve Bank of Cleveland, the Federal Home Loan Bank of Cincinnati, and the Great Lakes Bankers Bank of Columbus. The cost of these investments, which have no stated maturity, totaled $2,676,000 at December 31, 2004 compared to $2,539,000 at December 31, 2003.

The aggregate carrying value of all securities at December 31, 2004 totaled $61,323,000, or a decrease of 4.5%, as compared to $64,236,000 at December 31, 2003. Most of the 2004 decrease can be attributed to continued loan growth throughout the year, with total loans increasing to $322,489,000 at year-end 2004 compared to $306,292,000 at year-end 2003.

LOANS

Total loans at December 31, 2004 increased $16,197,000 or 5.3% over December 31, 2003. The following table summarizes total loans and the percent change by major category as of December 31:

	2004	2003	Percent Change
	(Dollars in thousands)		
Commercial, financial and agricultural	$ 41,970	$ 39,814	5.4 %
Real estate – residential mortgage	129,944	121,889	6.6 %
Real estate – non-residential mortgage	93,241	91,513	1.9 %
Real estate – construction	17,515	11,564	51.5 %
Consumer	36,992	38,705	(4.4) %
Credit card	2,827	2,807	0.7 %
Total loans	$322,489	$306,292	5.3 %

As shown in the preceding table, the only loan category experiencing a decline in 2004 was consumer loans. Changes of significant note within the table include a $8,055,000 increase in residential real estate loans and a $5,951,000 increase in construction real estate loans. These gains resulted from the favorable interest rate environment that existed throughout much of 2004. Even with real estate portfolio increases in 2004, Croghan's overall interest rate risk profile remained very manageable. This is evident by examining the total amount of variable rate loans, which increased to $222,212,000 at December 31, 2004 compared to $199,134,000 at December 31, 2003.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2004 increased $11,254,000 or 3.2% over December 31, 2003. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following table as of December 31:

	2004	2003	Percent Change
	(Dollars in thousands)		
Demand, non-interest bearing	$ 43,658	$ 39,758	9.8 %
Savings, NOW and Money Market deposits	147,582	138,272	6.7 %
Time deposits	134,853	134,377	0.4 %
Total deposits	326,093	312,407	4.4 %
Federal funds purchased and securities sold under repurchase agreements	9,794	11,176	(12.4)%
Federal Home Loan Bank borrowings	28,950	30,000	(3.5)%
Total deposits and other interest-bearing liabilities	$364,837	$353,583	3.2 %

As noted in the preceding table, all deposit categories increased in 2004. Similar to 2003 and 2002, a portion of the 2004 deposit increase was likely the result of stock market investors opting to seek the safe-haven of FDIC-insured deposit product offerings. Other reasons for the increase relate to Croghan's continued bank-wide sales training and rapidly emerging sales culture, both of which are highly focused on increasing total deposits.

Other interest-bearing liabilities, consisting of Federal Home Loan Bank borrowings and federal funds purchased/ securities sold under repurchase agreements, decreased $2,432,000 to $38,744,000 at December 31, 2004 from $41,176,000 at December 31, 2003. The 2004 decrease in other interest-bearing liabilities included lower borrowings from the Federal Home Loan Bank of Cincinnati, which decreased to $28,950,000 at 2004 year-end compared to $30,000,000 at 2003 year-end.

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity at December 31 is summarized in the following table:

	2004	2003
	(Dollars in thousands)	
Common stock	$23,926	$23,926
Surplus	133	122
Retained earnings	25,091	22,097
Accumulated other comprehensive income	375	434
Treasury stock	(609)	(383)
Total stockholders' equity	$48,916	$46,196

Accumulated other comprehensive income consists of the net unrealized gain on securities classified as available-for-sale. At December 31, 2004, Croghan held $57,109,000 in available-for-sale securities with a net unrealized gain of $375,000, net of income taxes. This compares to holdings at December 31, 2003 of available-for-sale securities totaling $59,611,000 with a net unrealized gain of $434,000, net of income taxes. The $59,000 decrease in the net unrealized gain was the result of holding fewer above market rate securities at December 31, 2004. Since management believes that none of its investment securities are permanently impaired, there were no impairment charges made to operations in either 2004 or 2003.

The Corporation and the Bank are both subject to the capital requirements established by the Federal Reserve Board. To be considered as "well capitalized" under prompt corrective action provisions, the Bank must have a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Failure to meet the minimum capital requirements can result in the initiation of certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material adverse effect on Croghan's financial statements. At December 31, 2004, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 8.6% and a total risk-based capital ratio of 11.3%. Refer to Note 14, entitled "Regulatory Matters", in Croghan's Consolidated Financial Statements for a detailed analysis of the Corporation's and the Bank's capital amounts and related ratios. Management believes, as of December 31, 2004 and 2003, that the Corporation and the Bank met all capital adequacy requirements which might apply.

LIQUIDITY

Croghan's primary sources of liquidity are derived from its core deposit base and stable stockholders' equity position. Secondary liquidity is provided by adjusting the daily federal funds sold position (when available), by actively managing the investment portfolio, and by adjusting federal funds purchased (borrowed) under established lines of credit from correspondent banks. The Bank has three federal funds purchased lines of credit that have been in existence for a number of years and which are readily available on an unsecured short-term basis to meet daily liquidity needs as they arise. The average balance borrowed under these lines during 2004 totaled $3,164,000. At December 31, 2004, Croghan had $4,000,000 in federal funds purchased, to be repaid on a daily basis, as compared to $5,250,000 in federal funds purchased at December 31, 2003. Croghan also has additional borrowing capacity of $35,830,000 available from the Federal Home Loan Bank of Cincinnati. These funds can be drawn upon subject to adequate pledging of Federal Home Loan Bank stock and eligible residential mortgage loans.

Additionally, Croghan maintains a portion of its assets in liquid form to meet anticipated customer loan demands and to fund possible deposit account outflows. At December 31, 2004, liquid assets in the form of cash and due from banks totaled $11,587,000 or 2.8% of total assets. Croghan believes that these highly liquid assets, in addition to a staggered maturity schedule and principal repayments within the investment portfolio and cash flows from loan repayments, provide adequate liquidity for day-to-day operations.

The liquidity needs of Croghan's parent holding company, primarily the need to pay quarterly cash dividends to shareholders, are funded by upstream-dividends from the Bank subsidiary. Dividends accrued to the Corporation from the Bank totaled $12,175,000 in 2004, $2,071,000 in 2003, and $7,421,000 in 2002. The 2004 dividends included a special $10,000,000 dividend from the Bank, to assist in funding the Custar acquisition. The 2002 dividends included a special $5,000,000 dividend from the Bank to the Corporation, which allowed for more effective management of the Bank's capital level. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, and subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval from the State of Ohio Division of Financial Institutions provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, the Bank had no dividend availability on January 1, 2005, but projects adequate income throughout 2005 to support cash dividends to shareholders.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate pricing strategy for essentially all loan and deposit products. The management and oversight of interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). The ALCO committee, and the associated Asset/Liability Management Policy, seek to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which strives to measure potential changes in future earnings and the fair values of its financial instruments, that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2004. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted to their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. Croghan applies interest rate "shocks" to its financial instruments of 100 and 200 basis points (up and down) for its net interest income, and 200 basis points (up and down) for the value of its equity. The following table presents the potential sensitivity in Croghan's annual net interest income for a 100 and 200 basis-point (i.e., 1.0% and 2.0%) change in market interest rates and the potential sensitivity in the present value of Croghan's equity for a sudden and sustained 200 basis-point (i.e., 2.0%) change in market interest rates:

	December 31, 2004		ALCO Guidelines
	Change in Dollars ($)	Change in Percent (%)	For the Change in Percent (%)
Annual Net Interest Income Impact			
For a Change of + 100 Basis Points	(782,000)	(4.7)	(15.0)
For a Change of – 100 Basis Points	(349,000)	(2.1)	15.0
For a Change of + 200 Basis Points	(1,630,000)	(9.9)	(25.0)
For a Change of – 200 Basis Points	(1,753,000)	(10.6)	25.0
Impact on the Net Present Value of Equity			
For a Change of + 200 Basis Points	(2,572,000)	(6.2)	(25.0)
For a Change of – 200 Basis Points	(1,166,000)	(2.8)	25.0

As indicated in the preceding table, the projected volatility of net interest income and the net present value of equity at December 31, 2004 were within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes Croghan's loan commitments, including letters of credit, as of December 31, 2004:

Type of Commitment	Total Amount	Amount of Commitment to Expire Per Period Less Than 1 Year	1-3 Years (Dollars in thousands)	4-5 Years	Over 5 Years
Commercial lines of credit	$28,422	$25,182	$ 15	$ 303	$ 2,922
Real estate lines of credit	27,193	9,683	1,359	1,499	14,652
Consumer lines of credit	1,438	1,438	-	-	-
Credit card lines of credit	12,867	12,867	-	-	-
Guarantees	-	-	-	-	-
Total Commitments	$69,920	$49,170	$1,374	$1,802	$17,574

As indicated in the preceding table, Croghan had $69,920,000 in total loan commitments at the end of 2004, with $49,170,000 of that amount expiring within one year. All lines of credit represented either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted in the table since Croghan requires that each letter of credit be supported by a loan agreement. The commercial and consumer lines represent both unsecured and secured obligations. The real estate lines are secured by mortgages in residential and non-residential property. The credit card lines were all made on an unsecured basis. It is anticipated that a significant portion of these lines will expire without being drawn upon, particularly the credit card lines, which represent the maximum amount available to all cardholders. Additionally, $21,689,000 of the commercial lines were due on a demand basis, with many of those lines established for seasonal operating purposes.

The following table summarizes Croghan's other contractual obligations as of December 31, 2004:

Contractual Obligations	Total Amount	Payments Due by Period Less Than 1 Year	1-3 Years (Dollars in thousands)	4-5 Years	Over 5 Years
Long-term debt	$28,950	$8,150	$15,300	$ -	$5,500
Capital leases	-	-	-	-	-
Operating leases	108	37	46	25	-
Unconditional purchase obligations	-	-	-	-	-
Other	1,617	51	161	110	1,295
Total Obligations	$30,675	$8,238	$15,507	$ 135	$6,795

The long-term debt noted in the preceding table represented borrowings from the Federal Home Loan Bank of Cincinnati. The notes require payment of interest on a monthly basis with principal due at maturity. The obligations bear both fixed and variable interest rates and stipulate a prepayment penalty if the note's interest rate exceeds the current market rate for similar borrowings at the time of repayment. As the notes mature, Croghan evaluates the liquidity and interest-rate circumstances at that point in time to determine whether to payoff or renew the note. The evaluation process typically includes: the strength of current and projected customer loan demand, Croghan's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and customer demand for Croghan's deposit product offerings.

As also indicated in the table, Croghan had no capital leases or unconditional purchase obligations as of December 31, 2004. Croghan's operating lease obligations pertained to the following lease arrangements: the Port Clinton Office which is located in a retail supermarket in the Knollcrest Shopping Center, an ATM site north of Fremont, and the Financial Service Center located in downtown Norwalk. The other contractual obligation noted in the table totaling $1,617,000 represented the projected payments for the periods indicated to participants in the Bank's executive supplemental retirement plan. Of this amount, $615,000 has been accrued as a liability as of December 31, 2004. The table does not include obligations pertaining to deposits or federal funds purchased and securities sold under repurchase agreements. Additionally, Croghan had several minor operating lease obligations, with an aggregate total less than $75,000, for photocopying and mail processing equipment which are not included in the table.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

Croghan does not believe the adoption of any recently issued pronouncements by the Financial Accounting Standards Board will have a significant impact on its consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES

Croghan's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices for the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by Croghan are presented in the Summary of Significant Accounting Policies. These policies, along with the other disclosures presented in the Notes to Consolidated Financial Statements and in Management's Discussion and Analysis, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the determination of the allowance for loan losses and the estimated liability for supplemental retirement benefits as the accounting areas that require the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision in the near term as new information becomes available. Additionally, management has identified the determination of the value of goodwill as another accounting area that also requires complex estimates, assumptions, and judgments.

As noted in the previous section entitled Provision for Loan Losses and the Allowance for Loan Losses, Croghan performs a detailed quarterly analysis to assess the adequacy of its allowance for loan losses. This analysis encompasses a variety of factors including the potential loss exposure for individually reviewed loans, the historical loss experience for each loan category (i.e., commercial, real estate, and consumer), the volume of non-performing loans (i.e., loans in nonaccrual status or past due 90 days or more), the volume of loans past due 30 to 89 days, a segmentation of each loan category by internally-assigned risk grades, any significant changes in lending or loan review staff, an evaluation of current local and national economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns.

The estimated liability for supplemental retirement benefits is computed annually by an outside consulting firm. This estimate uses assumptions relating to market interest rates and the life expectancies of the participants that are subject to change over time.

A goodwill evaluation is performed by an outside consulting firm as of July 1 of each year. The evaluation process provides data to substantiate the balance in goodwill by estimating Croghan's implied market value based upon recent bank merger and acquisition transactions. If the results indicate that Croghan's estimated implied value is greater than its total stockholder's equity plus goodwill as of the evaluation date, then no impairment exists. To date, none of Croghan's goodwill evaluations have revealed the need for an impairment charge.


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Toledo, Ohio
January 12, 2005


Member of
HLB
International

CROGHAN BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2004	December 31, 2003
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS		
Cash and due from banks	$ 11,587	$ 10,984
SECURITIES		
Available-for-sale, at fair value	57,109	59,611
Held-to-maturity, at amortized cost, fair value of $1,595 in 2004 and $2,173 in 2003	1,538	2,086
Restricted stock	2,676	2,539
Total securities	61,323	64,236
LOANS	322,489	306,292
Less: Allowance for loan losses	3,431	3,387
Net loans	319,058	302,905
PREMISES AND EQUIPMENT, NET	7,166	6,911
CASH SURRENDER VALUE OF LIFE INSURANCE	9,229	8,876
GOODWILL	6,113	6,113
ACCRUED INTEREST RECEIVABLE	1,929	1,930
OTHER ASSETS	829	818
TOTAL ASSETS	$417,234	$402,773
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 43,658	$ 39,758
Savings, NOW and Money Market deposits	147,582	138,272
Time	134,853	134,377
Total deposits	326,093	312,407
Federal funds purchased and securities sold under repurchase agreements	9,794	11,176
Federal Home Loan Bank borrowings	28,950	30,000
Dividends payable	530	532
Other liabilities	2,951	2,462
Total liabilities	368,318	356,577
STOCKHOLDERS' EQUITY		
Common stock, $12.50 par value. Authorized 3,000,000 shares; issued 1,914,109 shares	23,926	23,926
Surplus	133	122
Retained earnings	25,091	22,097
Accumulated other comprehensive income	375	434
Treasury stock, 20,336 shares in 2004 and 14,355 shares in 2003, at cost	(609)	(383)
Total stockholders' equity	48,916	46,196
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$417,234	$402,773

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2004	2003	2002
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$19,574	$19,525	$21,310
Securities:			
U.S. Treasury	-	10	41
Obligations of U.S. Government agencies and corporations	1,267	1,573	1,922
Obligations of states and political subdivisions	680	635	494
Other	201	242	297
Federal funds sold	2	48	119
Total interest income	21,724	22,033	24,183
INTEREST EXPENSE			
Deposits	4,538	5,170	6,841
Other borrowings	1,161	1,235	1,430
Total interest expense	5,699	6,405	8,271
Net interest income	16,025	15,628	15,912
PROVISION FOR LOAN LOSSES	716	430	730
Net interest income, after provision for loan losses	15,309	15,198	15,182
NON-INTEREST INCOME			
Trust income	550	531	517
Service charges on deposit accounts	1,275	1,245	1,146
Gain on sale of securities	93	324	-
Other	998	891	975
Total non-interest income	2,916	2,991	2,638
NON-INTEREST EXPENSES			
Salaries, wages and employee benefits	6,157	5,685	5,622
Additional provision for supplemental retirement benefits	412	-	-
Occupancy of premises	638	659	628
Other operating	3,757	4,010	4,083
Total non-interest expenses	10,964	10,354	10,333
Income before federal income taxes	7,261	7,835	7,487
FEDERAL INCOME TAXES	2,143	2,407	2,350
NET INCOME	$ 5,118	$ 5,428	$ 5,137
NET INCOME PER SHARE, based on 1,897,582 shares in 2004, 1,900,152 shares in 2003 and 1,907,927 shares in 2002	$ 2.70	$ 2.86	$ 2.69

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years ended December 31, 2004, 2003 and 2002					
	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
	(Dollars in thousands, except per share data)					
BALANCE AT DECEMBER 31, 2001	$23,926	$ 117	$15,509	$ 400	$ -	$39,952
Comprehensive income:						
Net income	-	-	5,137	-	-	5,137
Change in net unrealized gain, net of reclassification adjustments and related income taxes	-	-	-	627	-	627
Total comprehensive income	-	-	-	-	-	5,764
Purchase of 14,400 shares of treasury stock	-	-	-	-	(379)	(379)
Issuance of 1,193 shares from treasury stock	-	1	-	-	30	31
Cash dividends declared, $1.00 per share	-	-	(1,906)	-	-	(1,906)
BALANCE AT DECEMBER 31, 2002	23,926	118	18,740	1,027	(349)	43,462
Comprehensive income:						
Net income	-	-	5,428	-	-	5,428
Change in net unrealized gain, net of reclassification adjustments and related income taxes	-	-	-	(593)	-	(593)
Total comprehensive income	-	-	-	-	-	4,835
Purchase of 2,500 shares of treasury stock	-	-	-	-	(69)	(69)
Issuance of 1,352 shares from treasury stock	-	4	-	-	35	39
Cash dividends declared, $1.09 per share	-	-	(2,071)	-	-	(2,071)
BALANCE AT DECEMBER 31, 2003	23,926	122	22,097	434	(383)	46,196
Comprehensive income:						
Net income	-	-	5,118	-	-	5,118
Change in net unrealized gain, net of reclassification adjustments and related income taxes	-	-	-	(59)	-	(59)
Total comprehensive income	-	-	-	-	-	5,059
Purchase of 7,200 shares of treasury stock	-	-	-	-	(257)	(257)
Issuance of 1,219 shares from treasury stock	-	11	-	-	31	42
Cash dividends declared, $1.12 per share	-	-	(2,124)	-	-	(2,124)
BALANCE AT DECEMBER 31, 2004	$23,926	$ 133	$25,091	$ 375	$ (609)	$48,916

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2004	2003 (Dollars in thousands)	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,118	$ 5,428	$ 5,137
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	646	465	559
Provision for loan losses	716	430	730
Write-down on impairment of premises	-	-	159
Deferred federal income taxes	29	342	(257)
Federal Home Loan Bank stock dividends	(77)	(71)	(79)
Increase in cash value of split-dollar life insurance policies	(353)	(200)	(165)
Net amortization of security premiums and discounts	863	1,184	755
Provision for deferred compensation	472	42	62
Gain on sale of securities	(93)	(324)	-
Loss on disposal of equipment	-	83	-
Decrease (increase) in accrued interest receivable	1	436	(96)
Increase in other assets	(11)	(233)	(47)
Increase (decrease) in other liabilities	49	(210)	100
Net cash provided by operating activities	7,360	7,372	6,858
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	17,234	25,960	17,073
Proceeds from sales of available-for-sale securities	3,512	11,999	-
Payment of single premiums on split-dollar life insurance policies	-	(5,000)	-
Purchases of securities:			
Available-for-sale	(18,616)	(31,904)	(36,073)
Held-to-maturity	-	(541)	(599)
Net increase in loans	(16,869)	(19,073)	(9,972)
Additions to premises and equipment	(901)	(1,708)	(326)
Net cash used in investing activities	(15,640)	(20,267)	(29,897)

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31,		
	2004	2003 (Dollars in thousands)	2002
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	$ 13,686	$ 9,519	$ 7,885
Decrease in federal funds purchased and securities sold under repurchase agreements	(1,382)	(169)	(1,376)
Borrowed funds:			
Proceeds	10,950	14,500	10,500
Repayments	(12,000)	(11,000)	-
Proceeds from issuance of common stock	42	39	31
Cash dividends paid	(2,126)	(2,052)	(1,814)
Purchase of treasury stock	(257)	(69)	(379)
Payment of deferred compensation	(30)	(29)	(17)
Net cash provided by financing activities	8,883	10,739	14,830
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	603	(2,156)	(8,209)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,984	13,140	21,349
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,587	$10,984	$13,140
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 5,721	$ 6,513	$ 8,429
Federal income taxes	$ 1,630	$ 2,468	$ 2,465
Non-cash operating activities:			
Change in deferred income taxes on net unrealized gain on available-for-sale securities	$ (31)	$ (305)	$ 323
Non-cash investing activities:			
Change in net unrealized gain on available-for-sale securities	$ (90)	$ (898)	$ 950

These consolidated financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to consolidated financial statements.

CROGHAN BANCSHARES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croghan Bancshares, Inc. (the "Corporation") was incorporated on September 27, 1983 in the state of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has branch offices located in Bellevue, Clyde, Fremont, Green Springs, Monroeville, and Port Clinton, Ohio. The Bank's primary source of revenue is providing loans to customers primarily located in Sandusky County, Ottawa County, the Village of Green Springs and the northwest portion of Huron County which includes the City of Bellevue and Village of Monroeville. Such customers are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the estimated liability for supplemental retirement benefits.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the consolidated balance sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

SECURITIES

Securities are designated at the time of purchase as either held-to-maturity or available-for-sale. Securities designated as held-to-maturity are carried at amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in income as realized losses.

Restricted stock consists of Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. Such securities are carried at cost and evaluated for impairment on an annual basis.

Gains and losses on sales of securities are accounted for on a completed transaction basis, using the specific identification method, and are included in non-interest income.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card and other personal loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

FORECLOSED ASSETS

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and any further write-downs are included in other operating expenses, as are gains or losses upon sale and expenses related to maintenance of the properties.

PREMISES AND EQUIPMENT

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed primarily using the straight-line method.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

GOODWILL

Goodwill arising from the 1996 purchase of Union Bancshares Corp. was being amortized on a straight-line basis over a period of 15 years. Amortization of goodwill ceased effective January 1, 2002. Under the new method of accounting, goodwill is tested for impairment at least annually to determine if an impairment loss has occurred.

SUPPLEMENTAL RETIREMENT BENEFITS

Annual provisions are made for the estimated liability for accumulated supplemental retirement benefits under agreements with certain officers.

ADVERTISING COSTS

All advertising costs are expensed as incurred.

FEDERAL INCOME TAXES

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

The Bank is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

PER SHARE DATA

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year. This computation is referred to as "basic earnings per share".

Dividends per share are based on the number of shares outstanding at the declaration date.

RECLASSIFICATIONS

Certain reclassification adjustments have been made to 2003 and 2002 amounts to conform with the 2004 presentation.

This information is an integral part of the accompanying consolidated financial statements.

NOTE 1 - PURCHASE OF THE CUSTAR STATE BANK

Effective January 1, 2005, the Corporation acquired all of the outstanding shares of The Custar State Bank (Custar), an Ohio banking corporation with one office located in Custar, Ohio. Custar was subsequently merged into the Bank.

The total purchase price, excluding acquisition costs, was $13,894,000 and was paid in cash to Custar's shareholders. The acquisition was financed through a $10,000,000 special dividend from the Bank and the proceeds of a $4,000,000 term loan from a correspondent bank with interest indexed to the prime rate minus .5%. The transaction was accounted for as a purchase and, accordingly, the results of operations of Custar will be included in the 2005 consolidated results of the Corporation from the date of acquisition.

The preliminary fair values of assets acquired and liabilities assumed approximated $50,368,000 and $41,289,000, respectively. Major assets acquired included securities of $16,281,000 and loans of $31,017,000, and the major liabilities acquired were deposits of $40,821,000. The excess of the purchase price, including acquisition costs, over the fair value of the net assets acquired will be allocated to a core deposit intangible asset and goodwill. Acquisition costs expected to be incurred in connection with the acquisition approximate $180,000, including $99,000 paid as of December 31, 2004.

NOTE 2 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2004 and 2003 are as follows:

	2004		2003	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$37,386	$37,569	$41,174	$41,375
Obligations of states and political subdivisions	18,805	19,190	17,429	17,886
Other security	350	350	350	350
Total available-for-sale	56,541	57,109	58,953	59,611
Held-to-maturity – other securities	1,538	1,595	2,086	2,173
Restricted stock	2,676	2,676	2,539	2,539
Total	$60,755	$61,380	$63,578	$64,323

A summary of gross unrealized gains and losses on securities at December 31, 2004 and 2003 follows:

	2004		2003	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ 308	$ 125	$ 408	$ 207
Obligations of states and political subdivisions	407	22	459	2
Total available-for-sale	715	147	867	209
Held-to-maturity – other securities	62	5	87	-
Total	$ 777	$ 152	$ 954	$ 209

NOTE 2 - SECURITIES (CONTINUED)

The amortized cost and fair value of securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Due in one year or less	$ 1,938	$ 1,951	$ -	$ -
Due after one year through five years	18,099	18,198	1,028	1,035
Due after five years through ten years	12,879	13,127	510	560
Due after ten years	23,275	23,483	-	-
Other security having no maturity date	350	350	-	-
Total	$56,541	$57,109	$1,538	$1,595

Securities with a carrying value of $54,947,000 at December 31, 2004 and $41,125,000 at December 31, 2003 were pledged to secure public deposits and for other purposes as required or permitted by law.

Held-to-maturity – other securities primarily consists of corporate obligations. Restricted stock primarily consists of investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank of Cincinnati stock amounted to $1,919,000 and $1,842,000 at December 31, 2004 and 2003, respectively. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $697,000 at December 31, 2004 and 2003.

Gross gains realized from sales of securities available-for-sale amounted to $98,000 in 2004 and $324,000 in 2003 (none in 2002), with the income tax provision applicable to such gains amounting to $33,000 in 2004 and $110,000 in 2003. Gross losses realized from sales of securities available-for-sale amounted to $5,000 in 2004 (none in 2003 or 2002), with the income tax credit applicable to such losses amounting to $2,000 in 2004.

The following table presents gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003:

	Securities in a continuous unrealized loss position					
	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
	(Dollars in thousands)					
2004						
Obligations of U.S. Government agencies and corporations	$ 24	$ 4,663	$101	$8,832	$125	$13,495
Obligations of states and political subdivisions	18	907	4	353	22	1,260
Other securities	5	524	-	-	5	524
Total temporarily impaired securities	$ 47	$ 6,094	$105	$9,185	$152	$15,279
2003						
Obligations of U.S. Government agencies and corporations	$207	$17,365	$ -	$ -	$207	$17,365
Obligations of states and political subdivisions	2	363	-	-	2	363
Total temporarily impaired securities	$209	$17,728	$ -	$ -	$209	$17,728

NOTE 2 - SECURITIES (CONTINUED)

There were 21 securities in an unrealized loss position at December 31, 2004, 11 of which were in a continuous unrealized loss position for twelve months or more. Management has considered industry analyst reports, sector credit reports and volatility in the bond market in concluding that the unrealized losses as of December 31, 2004 were primarily the result of customary and expected fluctuations in the bond market. As a result, all security impairments as of December 31, 2004 are considered temporary.

NOTE 3 - LOANS

Loans at December 31, 2004 and 2003 consist of the following:

	2004	2003
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 41,970	$ 39,814
Real estate:		
Residential mortgage	129,944	121,889
Non-residential mortgage	93,241	91,513
Construction	17,515	11,564
Consumer	36,992	38,705
Credit card	2,827	2,807
Total	$322,489	$306,292

Fixed rate loans amounted to $100,277,000 at December 31, 2004 and $107,158,000 at December 31, 2003.

The Bank's investment in impaired loans amounted to $407,000 at December 31, 2004 and $681,000 at December 31, 2003. The following information is provided with respect to impaired loans:

	2004	2003	2002
	(Dollars in thousands)		
Average investment in impaired loans	$ 919	$1,728	$1,623
Interest income recognized on impaired loans	$ 19	$ 125	$ 40
Interest income recognized on a cash basis on impaired loans	$ 19	$ 125	$ 40

At December 31, 2004, impaired loans totalling $407,000 have a related allowance for loan losses of $34,000 ($385,000 and $141,000, respectively, at December 31, 2003). The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses discussed in Note 4, for the years ended December 31, 2004 and 2003:

	2004	2003
	(Dollars in thousands)	
Balance at beginning of year	$141	$ 79
Provision charged to operations	36	94
Loans charged-off	(143)	(32)
Balance at end of year	$ 34	$141

No additional funds are committed to be advanced in connection with impaired loans.

NOTE 3 - LOANS (CONTINUED)

Loans on nonaccrual of interest amounted to $933,000 at December 31, 2004 and $1,589,000 at December 31, 2003. Loans 90 days or more past due and still accruing interest amounted to $459,000 at December 31, 2004 and $904,000 at December 31, 2003.

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $2,254,000 and $7,894,000 at December 31, 2004 and 2003, respectively. The following is a summary of activity during 2004 and 2003 for such loans:

	Balance at beginning	Additions	Repayments	Balance at end
		(Dollars in thousands)		
2004	$7,894	$4,006	$9,646	$2,254
2003	$7,900	$9,141	$9,147	$7,894

Additions and repayments include loan renewals.

Most of the Bank's lending activity is with customers primarily located within Sandusky County, Ottawa County, the Village of Green Springs, and the northwest portion of Huron County. Credit concentrations, as determined using the North American Industry Classification System, that exceeded 5% of total loans at December 31, 2004 included $19,330,000 to borrowers in the construction industry and $19,986,000 to borrowers in the accommodation and food service industry. Credit concentrations at December 31, 2003 included $19,561,000 to borrowers in the accommodation and food service industry.

The construction industry concentration includes loans to residential and commercial contractors who construct or install roads, sewers, bridges, homes, hotels, motels, apartment or commercial buildings, electrical and plumbing infrastructure, and air comfort systems. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flow for providing such services.

The accommodation and food service industry concentration includes loans for the construction and operation of hotels, restaurants, lounges, and campgrounds. These loans are generally secured by real property and equipment. Repayment is expected from cash flow for providing accommodations and food service to tourists visiting the Lake Erie region.

Credit losses arising from the Bank's lending experience in both industries compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of construction industry and accommodation and food service industry lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
	(Dollars in thousands)		
Balance at beginning of year	$3,387	$3,689	$3,346
Provision charged to operations	716	430	730
Loans charged-off	(968)	(1,062)	(632)
Recoveries of loans charged-off	296	330	245
Balance at end of year	$3,431	$3,387	$3,689

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2004 and 2003:

	2004	2003
	(Dollars in thousands)	
Land and improvements	$1,013	$1,013
Buildings	8,539	8,351
Equipment	4,369	3,611
	13,921	12,975
Less accumulated depreciation	6,755	6,064
Premises and equipment, net	$7,166	$6,911

Depreciation of premises and equipment amounted to $646,000 in 2004, $457,000 in 2003 and $557,000 in 2002.

During 2002, as part of a plan to remodel the Bank's Bellevue, Ohio Union Square facility, the Board of Directors of the Bank approved the demolition of a portion of the existing facility. Consequently, the Bank recognized an impairment loss of $159,000 in 2002 representing the net book value of the assets to be disposed of as part of the plan. The impairment loss is in other operating expenses in the 2002 consolidated statement of operations.

NOTE 6 - DEPOSITS

Time deposits at December 31, 2004 and 2003 include individual deposits of $100,000 and over amounting to $28,218,000 and $27,370,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $874,000 for 2004, $954,000 for 2003 and $1,055,000 for 2002.

At December 31, 2004, the scheduled maturities of time deposits were as follows (dollars in thousands):

2005	$ 54,995
2006	39,830
2007	19,717
2008	16,993
2009	978
Thereafter	2,340
Total	$134,853

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS

At December 31, 2004 and 2003, Federal Home Loan Bank borrowings consist of the following:

	2004	2003
	(Dollars in thousands)	
Secured note, with interest at 5.49%, due February 2004	$ -	$ 1,000
Secured note, with interest at 3.61%, due February 2004	-	2,000
Secured note, with interest at 1.38%, due May 2004	-	7,000
Secured note, with interest at 5.10%, due June 2004	-	2,000
Secured note, with interest at 4.36%, due February 2005	2,000	2,000
Secured note, with interest at 2.52%, due June 2005	2,650	-
Secured note, with interest at 3.58%, due July 2005	1,500	1,500
Secured note, with interest at 5.14%, due October 2005	2,000	2,000
Secured note, with interest at 4.87%, due February 2006	2,000	2,000
Secured note, with interest at 2.52%, due February 2006	5,000	5,000
Secured note, with interest at 2.58%, due June 2006	2,650	-
Secured note, with interest at 3.26%, due June 2006	2,650	-
Secured note, with interest at 4.07%, due July 2006	1,500	1,500
Secured note, with interest at 4.42%, due July 2007	1,500	1,500
Secured note, with interest at 4.32%, due February 2011	3,000	-
Secured note, with interest at 4.86%, due December 2012	2,500	2,500
Total Federal Home Loan Bank borrowings	$28,950	$30,000

Interest is payable monthly and the notes are secured by stock in the Federal Home Loan Bank of Cincinnati and all eligible mortgage loans.

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 9 - OTHER COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
		(Dollars in thousands)	
Unrealized gains (losses) on available-for-sale securities	$ 3	$(574)	$950
Reclassification adjustments for securities gains included in income	(93)	(324)	-
Net unrealized gains (losses)	(90)	(898)	950
Tax effect	31	305	(323)
Net-of-tax amount	$(59)	$(593)	$627

NOTE 10 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
	(Dollars in thousands)		
Equipment	$ 814	$ 800	$ 825
Postage, stationery and supplies	462	473	451
State franchise and other taxes	447	396	424
Professional and examination fees	496	405	581
MasterCard franchise and processing fees	133	286	314
Advertising and marketing	228	195	191
Other	1,177	1,455	1,297
Total other operating expenses	$3,757	$4,010	$4,083

NOTE 11 - FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following for 2004, 2003 and 2002:

	2004	2003	2002
	(Dollars in thousands)		
Current	$2,114	$2,065	$2,607
Deferred	29	342	(257)
Total	$2,143	$2,407	$2,350

The income tax provision attributable to income from operations differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2004	2003	2002
	(Dollars in thousands)		
Expected tax using statutory tax rate of 34%	$2,469	$2,664	$2,546
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(226)	(211)	(160)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	18	19	17
Increase in cash value of life insurance policies	(120)	(68)	(56)
Other, net	2	3	3
Total	$2,143	$2,407	$2,350

The deferred federal income tax provision (credit) of $29,000 for 2004, $342,000 for 2003 and ($257,000) for 2002 resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

NOTE 11 - FEDERAL INCOME TAXES (CONTINUED)

The tax effects of temporary differences that gives rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2004 and 2003 are presented below:

	2004	2003
	(Dollars in thousands)	
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	$ 193	$ 224
Purchase accounting basis difference	308	344
Depreciation of premises and equipment	365	248
Federal Home Loan Bank stock dividends	319	293
Direct financing leases	380	304
Deferred loan costs	104	104
Total deferred tax liabilities	1,669	1,517
Deferred tax assets:		
Allowance for loan losses	746	731
Accrued expenses and other	428	289
Total deferred tax assets	1,174	1,020
Net deferred tax liabilities	$ 495	$ 497

The net deferred tax liabilities at December 31, 2004 and 2003 are included in other liabilities in the consolidated balance sheets.

Management believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2004 and 2003.

NOTE 12 - EMPLOYEE BENEFITS

The Bank sponsors the Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both a profit sharing and employer matching contribution. The Plan permits the investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2004, 2003 and 2002 amounted to $264,000, $249,000, and $250,000, respectively. The issuance of shares from treasury in 2004, 2003 and 2002, represented shares purchased by the Plan. As of December 31, 2004, the Plan holds 13,250 shares of the Corporation's common stock.

The Bank has entered into various split-dollar life insurance arrangements, including agreements with certain officers of the Bank to provide for supplemental retirement benefits. The Bank has also entered into other split-dollar life insurance arrangements for investment purposes. All split-dollar policies required the payment of single premiums. The cash value of all split-dollar policies amounted to $9,229,000 and $8,876,000 at December 31, 2004 and 2003, respectively.

In connection with the officer agreements, the Bank has provided an estimated liability for accumulated supplemental retirement benefits. Such liability amounted to $615,000 at December 31, 2004 and $173,000 at December 31, 2003 and is included in other liabilities in the accompanying consolidated balance sheets. The provision for deferred compensation amounted to $472,000 for 2004, $42,000 for 2003 and $62,000 for 2002. The 2004 provision included an additional provision of $412,000 resulting from a detailed analysis of the estimated liability under such agreements.

No other postretirement or postemployment benefits are offered to retirees or employees.

During 2002, the stockholders of the Corporation approved the adoption of a stock option and incentive plan. However, no options or incentives have been awarded under the plan.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2004 and 2003:

	Contract amount	
	2004	2003
	(Dollars in thousands)	
Commitments to extend credit	$66,313	$63,943
Letters of credit	$ 3,607	$ 4,115

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. At December 31, 2004, letters of credit aggregating $681,000 expire in 2005; $4,000 expire in 2006; and $2,922,000 expire in 2010. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 14 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Corporation and Bank meet all capital adequacy requirements to which they are subject.

NOTE 14 - REGULATORY MATTERS (CONTINUED)

As of December 31, 2004, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios of the Corporation and Bank as of December 31, 2004 and 2003 are also presented in the following table:

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2004:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$45,859	14.5%	$25,226	≥8.0%	N/A	N/A
Bank	35,528	11.3%	25,198	≥8.0%	$31,497	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$42,428	13.5%	$12,613	≥4.0%	N/A	N/A
Bank	27,097	8.6%	12,599	≥4.0%	$18,898	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$42,428	10.4%	$16,264	≥4.0%	N/A	N/A
Bank	27,097	6.7%	16,250	≥4.0%	$20,313	5.0%
As of December 31, 2003:						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$43,036	14.1%	$24,472	≥8.0%	N/A	N/A
Bank	42,587	13.9%	24,447	≥8.0%	$30,559	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	$39,649	13.0%	$12,236	≥4.0%	N/A	N/A
Bank	34,200	11.2%	12,224	≥4.0%	$18,335	6.0%
Tier I Capital (to Average Assets)						
Consolidated	$39,649	10.1%	$15,752	≥4.0%	N/A	N/A
Bank	34,200	8.7%	15,738	≥4.0%	$19,672	5.0%

On a parent company only basis, the Corporation's only source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. During 2004 and 2002, the Bank paid special dividends of $10,000,000 and $5,000,000, respectively, to the Corporation which were approved by the State of Ohio Division of Financial Institutions. As a result of the 2004 special dividend which related to the purchase of Custar described in Note 1, no amount was available for dividends on January 1, 2005, without the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 15 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 are as follows:

CONDENSED BALANCE SHEETS	2004	2003
	(Dollars in thousands)	
Assets:		
Cash	$ 23	$ 19
Dividends receivable from subsidiary	10,530	532
Investment in subsidiary	33,585	40,746
Subordinated note receivable from subsidiary, including accrued interest of $31 in 2004 and $126 in 2003	5,031	5,126
Security, at cost which approximates fair value	350	350
Prepaid acquisition costs	99	-
Total assets	$49,618	$46,773
Liabilities – dividends and other payables, including $99 to subsidiary in 2004	$ 702	$ 577
Stockholders' equity:		
Common stock	23,926	23,926
Surplus	133	122
Retained earnings	25,091	22,097
Accumulated other comprehensive income	375	434
Treasury stock	(609)	(383)
Total stockholders' equity	48,916	46,196
Total liabilities and stockholders' equity	$49,618	$46,773

CONDENSED STATEMENTS OF OPERATIONS	2004	2003	2002
	(Dollars in thousands)		
Income – dividends from subsidiary	$12,175	$2,071	$7,421
Interest income on subordinated note from subsidiary	200	200	-
Expenses – professional fees and other	(131)	(83)	(136)
Income before income taxes and equity in undistributed net income of subsidiary	12,244	2,188	7,285
Federal income tax provision (credit)	24	40	(46)
Income before equity in undistributed net income of subsidiary	12,220	2,148	7,331
Equity in net income of subsidiary, less dividends	(7,102)	3,280	(2,194)
Net income	$ 5,118	$5,428	$5,137

NOTE 15 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS	2004	2003	2002
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$5,118	$5,428	$5,137
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	7,102	(3,280)	2,194
Increase in dividends receivable	(9,998)	(19)	(92)
Decrease (increase) in accrued interest receivable	95	(126)	-
Decrease (increase) in other assets	(99)	47	12
Increase in other liabilities	127	37	-
Net cash provided by operating activities	2,345	2,087	7,251
Cash flows from investing activities:			
Disbursement on subordinated note receivable from subsidiary	-	-	(5,000)
Purchase of security	-	-	(100)
Net cash used in investing activities	-	-	(5,100)
Cash flows from financing activities:			
Proceeds from issuance of common stock	42	39	31
Cash dividends paid	(2,126)	(2,052)	(1,814)
Purchase of treasury stock	(257)	(69)	(379)
Net cash used in financing activities	(2,341)	(2,082)	(2,162)
Net increase (decrease) in cash	4	5	(11)
Cash at beginning of year	19	14	25
Cash at end of year	$ 23	$ 19	$ 14

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments at December 31, 2004 and 2003 are as follows:

	2004		2003	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in thousands)			
FINANCIAL ASSETS				
Cash and cash equivalents	$ 11,587	$ 11,587	$ 10,984	$ 10,984
Securities	61,323	61,380	64,236	64,323
Loans, net	319,058	320,316	302,905	311,521
Total	$391,968	$393,283	$378,125	$386,828
FINANCIAL LIABILITIES				
Deposits	$326,093	$326,104	$312,407	$313,832
Federal funds purchased and securities sold under repurchase agreements	9,794	9,794	11,176	11,176
Federal Home Loan Bank borrowings	28,950	29,518	30,000	30,550
Total	$364,837	$365,416	$353,583	$355,558

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The preceding summary does not include accrued interest receivable, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments which relate to commitments to extend credit and letters of credit. The contract amount of such financial instruments, $69,920,000 at December 31, 2004 and $68,058,000 at December 31, 2003, is considered to be the fair values since they represent commitments at current interest rates.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and cash equivalents:

Fair value is determined to be the carrying amount for these items because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities:

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs. The fair value of restricted stock is considered to be its carrying amount.

Loans:

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed rate loans, the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposit liabilities:

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other financial instruments:

The fair value of federal funds purchased and securities sold under repurchase agreements is determined to be the carrying amount since they represent obligations which are due on demand. The fair value of borrowed funds is determined based on a discounted cash flow analysis.

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 17 - CONTINGENT LIABILITIES

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial data (unaudited) for the years ended December 31, 2004 and 2003:

	Interest income	Net interest income	Net income	Net income per common share
		(Dollars in thousands, except per share data)		
2004				
First quarter	$5,303	$3,874	$1,371	$.72
Second quarter	5,360	3,966	1,100	.58
Third quarter	5,453	4,018	1,234	.65
Fourth quarter	5,608	4,167	1,413	.75
2003				
First quarter	$5,716	$3,964	$1,321	$.69
Second quarter	5,517	3,877	1,430	.75
Third quarter	5,423	3,899	1,312	.69
Fourth quarter	5,377	3,888	1,365	.73

The second quarter 2004 results included an additional provision for supplemental retirement benefits of $412,000 ($272,000 after income taxes, or $.14 per share).

This information is an integral part of the accompanying consolidated financial statements.



Wasiniak Construction, Inc.

"Dan Schloemer and the team of Business Bankers at Croghan Colonial Bank are easy to work with, very personable, and they understand our needs."

John and Jim Wasiniak

Commercial Banking Clients

directors

of Croghan Bancshares, Inc.&
The Croghan Colonial Bank

Michael D. Allen, Sr.
Executive Vice President & General Manager
International Metal Hose Company

James E. Bowlus
President & Treasurer
Fremont Candy & Cigar, Inc.

Steven C. Futrell
President & Chief Executive Officer
The Croghan Colonial Bank

Claire F. Johansen
Retired

John P. (Phil) Keller
Vice President
Keller-Ochs-Koch Funeral Home, Inc.

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President
Whetstone Technology, LLC

Allan E. Mehlow
Senior Vice President
& Chief Financial Officer
The Croghan Colonial Bank

J. Terrence Wolfe
Retired

Claude E. Young
Chairman
Progress Plastic Products, Inc.

Gary L. Zimmerman
President
Swint-Reineck Hardware, Inc.

officers



of Croghan Bancshares, Inc.

Steven C. Futrell
President & Chief Executive Officer

Barry F. Luse
Vice President & Secretary

Allan E. Mehlow
Vice President & Treasurer

directors emeriti

of Croghan Bancshares, Inc.

Janet E. Burkett
Ted L. Hilty
Thomas F. Hite
Don W. Miller
Robert H. Moyer
Albert C. Nichols
Donald B. Slessman
Clemens J. Szymanowski

Croghan Bancshares, Inc.

officers

[illegible]
[illegible] Chief Executive Officer

[illegible]
[illegible] Trust Officer

[illegible]
[illegible] Special Projects Manager

[illegible]
[illegible] Analyst

[illegible]
[illegible] Commercial Loan Officer

[illegible]
[illegible] Manager

[illegible]
[illegible] Administrative Assistant

[illegible]
[illegible] Services Manager

[illegible]
SVP/Chief Financial Officer

[illegible]
VP/Chief Lending Officer

[illegible]
VP/Retail Services Manager

[illegible]
VP/Commercial Loan Officer

[illegible]
VP/Commercial Loan Officer

[illegible]
OIC Real Estate Loans

[illegible]
Real Estate Loan Officer

[illegible]
OIC Consumer Loans

Michael J. Hartenstein
Operations Officer

[illegible]
[illegible] Trust Officer

[illegible]
Controller

[illegible]
Market Manager

[illegible]
Office Manager

[illegible]
Relationship Banker

[illegible]
Consumer Loan Officer

[illegible]
Collection Supervisor

[illegible]
Information Systems Manager

[illegible]
Human Resources Manager

Robert L. Overmyer
AVP/Deposit Administrator

[illegible]
Market Manager

[illegible]
Office Manager

[illegible]
Market Manager

[illegible]
Market Manager

[illegible]
VP/Commercial Loan Officer

[illegible]
VP/OIC Commercial Loans

directors

Strength in Vision


Claude E. Young
J. Terrence Wolfe
James E. Bowlus
Stephen A. Kemper


Daniel W. Lease
Gary L. Zimmerman
Michael D. Allen, Sr.


Steven C. Futrell
Allan E. Mehlow


John P. Keller
Claire F. Johansen

Croghan Bancshares, Inc.


senior managers
Strength in Leadership
Jodi A. Albright
Barry F. Luse
Steven C. Futrell

main

419.332.7301
323 Croghan Street
Fremont, Ohio 43420

Josephine L. Weyer
Market Manager

Judith A. Gangwer
Office Manager

east

419.355.2341
1315 East State Street
Fremont, Ohio 43420

Dianne M. Staib
Market Manager

Coleen O. Miller
Office Manager

ballville

419.355.2362
1600 River Street
Fremont, Ohio 43420

Jami L. Severs
Market Manager

Jeanne M. Haubert
Office Manager

west

419.355.2351
2001 West State Street
Fremont, Ohio 43420

Valerie L. Reed
Market Manager

Dina L. Miller
Office Manager

clyde

419.547.9525
100 South Main Street
Clyde, Ohio 43410

Christopher S. Elfring
Market Manager

Bonnie L. Pruitt
Office Assistant

port clinton

419.732.7563
3994 East Harbor Road
Port Clinton, Ohio 43452

Marty C. Folger
Vice President, Commercial Loan Officer

Chrystal L. Petersen
Office Manager

bellevue

419.483.2541
One Union Square
Bellevue, Ohio 44811

David M. Sabo
Vice President, Commercial Loan Officer

Lou Anne Sitterly
Market Manager

monroeville

419.465.2596
11 Monroe Street
Monroeville, Ohio 44847

Darlene D. Tyler
Office Manager

Cathy M. Schaffer
Office Assistant

green springs

419.639.2323
200 North Broadway Street
Green Springs, Ohio 44836

Brenda L. Rando
Office Manager

Martha E. Haslinger
Office Assistant

custar

419.669.2801
22973 Defiance Pike
Custar, Ohio 43511

Dennis P. Schwab
Vice President, Loan Officer

Linda C. Bechstein
Market Manager